EXHIBIT 99.1


                        INDEX TO FINANCIAL STATEMENTS OF
               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                                                                           Page
                                                                           ----
  Independent Auditors' Report............................................   2
  Combined Balance Sheet at December 31, 1995 and 1996....................   3
  Combined Statements of Operations and Owners' Equity for the years ended
   December 31, 1995 and 1996.............................................   4
  Combined Statement of Cash Flows for the years ended December 31, 1995
   and 1996...............................................................   5
  Notes to Combined Financial Statements..................................   6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cushman Management Associates, Inc. and Affiliates
Topsfield, Massachusetts

         We have audited the accompanying combined balance sheets of Cushman Management Associates, Inc. and Affiliates as of December 31, 1995 and 1996, and the related combined statements of income and owners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Cushman Management Associates, Inc. and Affiliates as of December 31, 1995 and 1996, and the combined results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Landa & Altsher
-------------------
Randolph, MA
October 22, 1997

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                    COMBINED BALANCE SHEET AS OF DECEMBER 31,
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                 1995    1996
                                                                ------  ------
Current assets:
  Cash......................................................... $1,026  $1,607
  Accounts receivable--net of allowance for doubtful accounts
   of $75......................................................  2,189   2,004
  Prepaid expenses and other...................................    107     159
                                                                ------  ------
    Total current assets.......................................  3,322   3,770
Property, plant and equipment, net.............................  3,732   3,490
Intangible assets, net.........................................     19       6
                                                                ------  ------
Total assets................................................... $7,073  $7,266
                                                                ======  ======
                LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Current maturities on long-term debt......................... $   61  $   61
  Accounts payable.............................................    396     443
  Employee compensation and benefits...........................    709     755
  Other accrued liabilities....................................     67     136
  Accrued interest.............................................     49      72
  Due to related parties.......................................    209      35
  Income taxes payable.........................................      3     244
                                                                ------  ------
    Total current liabilities..................................  1,494   1,746
Long-term debt, net of current maturities......................  1,379   1,320
                                                                ------  ------
Total liabilities..............................................  2,873   3,066
                                                                ------  ------
Owners' equity:
  Common stock, 17,500 shares authorized without par value,
   2,000 shares issued and 1,970 outstanding with 30 held in
   treasury....................................................    310     310
  Additional paid-in capital...................................    172     172
  Retained earnings and partners' capital......................  3,738   3,738
                                                                ------  ------
                                                                 4,220   4,220
  Less--treasury stock, at cost................................    (20)    (20)
                                                                ------  ------
    Total owners' equity.......................................  4,200   4,200
                                                                ------  ------
Total liabilities and owners' equity........................... $7,073  $7,266
                                                                ======  ======

                 See accompanying notes to financial statements.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

               COMBINED STATEMENT OF OPERATIONS AND OWNERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                 1995     1996
                                                               -------  -------
Total net revenue............................................. $17,993  $19,368
                                                               -------  -------
Expenses:
  Facility operating..........................................  14,100   14,313
  General and administrative..................................   2,111    2,250
  Depreciation and amortization...............................     323      322
                                                               -------  -------
    Total expenses............................................  16,534   16,885
                                                               -------  -------
Income from operations........................................   1,459    2,483
Other:
  Interest expense, net.......................................     109       92
                                                               -------  -------
Income before income taxes....................................   1,350    2,391
Income taxes..................................................     --       241
                                                               -------  -------
Net income....................................................   1,350    2,150
Owners' equity--beginning of year.............................   4,300    4,200
Less--distributions to owners.................................  (1,450)  (2,150)
                                                               -------  -------
Owners' equity--end of year................................... $ 4,200  $ 4,200
                                                               =======  =======

                See accompanying notes to financial statements.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                        COMBINED STATEMENT OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                1995     1996
                                                              -------  -------
Cash flows from operating activities:
  Net income................................................. $ 1,350  $ 2,150
  Adjustments to reconcile net income to net cash provided by operations:
    Depreciation and amortization............................     323      322
    Provisions for losses on accounts receivable.............      47      116
  Changes in assets and liabilities:
    Accounts receivable......................................    (210)      69
    Prepaid expenses and other...............................     (13)     (52)
    Accounts payable and accrued liabilities.................     (62)     185
    Income taxes payable.....................................     --       241
                                                              -------  -------
Net cash provided by operating activities....................   1,435    3,031
                                                              -------  -------
Cash flows from investing activities:
  Proceeds from sale of property and equipment...............       8      --
  Purchases of property and equipment........................     (94)     (68)
                                                              -------  -------
Net cash used by investing activities........................     (86)     (68)
                                                              -------  -------
Cash flows from financing activities:
  Repayment of debt..........................................     (55)     (59)
  Distributions to owners....................................  (1,450)  (2,150)
  Repayment of related party debt............................    (192)    (173)
                                                              -------  -------
Net cash used by financing activities........................  (1,697)  (2,382)
                                                              -------  -------
Net increase (decrease) in cash..............................    (348)     581
Cash at beginning of year....................................   1,374    1,026
                                                              -------  -------
Cash at end of year.......................................... $ 1,026  $ 1,607
                                                              =======  =======
Supplementary disclosure:
  Interest paid.............................................. $   121  $   118
                                                              =======  =======

                 See accompanying notes to financial statements.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

         The financial statements presented are the combined financial statements of Cushman Management Associates, Inc. (the management company), Cedar Glen Nursing Home, Danvers Twin Oaks Nursing Home, Inc., Saugus Nursing Home, Inc., d/b/a Louise Caroline Rehabilitation and Nursing Center, and Evtan Nursing Home, Inc., d/b/a Maplewood Manor Nursing Home, (collectively, the "Companies"). The majority stockholders of Cushman Management Associates, Inc. own a majority interest in the above nursing homes. Cushman Management Associates, Inc. is a Subchapter S Corporation and operates a management company in Topsfield, Massachusetts. Cushman Management Associates, Inc. provides various services to nursing homes including administration, bookkeeping, and other patient related services. Danvers Twin Oaks Nursing Home, Inc.; Saugus Nursing Home, Inc., and Evtan Nursing Home, Inc. are Subchapter S Corporations and operate nursing homes of 101, 80 and 120 beds, respectively. Cedar Glen Nursing Home is a limited partnership and operates a 100-bed nursing home.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the Companies' significant accounting policies follows:

         a) BASIS ON COMBINATION: The combined financial statements include all the accounts of the above-named entities. All significant intercompany balances and transactions have been eliminated.

         b) PATIENT SERVICE REVENUE: Private patient service revenue is reported at the estimated net realizable amounts. Third-party payor revenues are recorded as indicated in Note 2.

         c) PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost. Depreciation of building and improvements is calculated using the straight-line and accelerated methods over the estimated useful lives that range from five to forty years. Depreciation of equipment and motor vehicles is calculated using the straight-line and accelerated methods over the estimated useful lives that range from three to ten years. Depreciation charged to operations amounted to $309 and $310 for 1995 and 1996, respectively.

         d) CASH AND CASH EQUIVALENTS: The Companies consider all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

         e) INCOME TAXES: Cushman Management Associates, Inc.; Danvers Twin Oaks Nursing Home, Inc.; Saugus Nursing Home, Inc.; and Evtan Nursing Home, Inc.; have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Companies do not pay federal income taxes on their taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the Companies' taxable income.

         As a result of an audit by the Massachusetts Department of Revenue in 1996, the Companies are considered to be engaged in a unitary business and have exceeded certain gross income limitations for state income tax purposes. Consequently, the Companies are liable for state corporate income taxes on its taxable income and were assessed additional state income taxes for the years 1993 through 1995 which have been recorded in 1996.

         No income taxes are payable by or provided for Cedar Glen Nursing Home, a Limited Partnership. Partners are liable for individual federal and state income taxes on their respective share of the Partnership's taxable income.

         f) INTANGIBLE ASSETS: Intangible assets are stated on the basis of cost and are amortized on a straight-line basis, over the estimated future periods to be benefited, ranging from 3 to 5 years. Amortization charged to operations amounted to $14 and $12 for 1995 and 1996, respectively.

         g) ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reporting period. Actual costs could differ from those estimates.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                           DECEMBER 31, 1995 AND 1996

                             (DOLLARS IN THOUSANDS)


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         h) PROMOTIONAL ADVERTISING: Promotional advertising costs are expensed as incurred. Promotional advertising costs charged to operations amounted to $104 and $72 for 1995 and 1996, respectively.

NOTE 2--PATIENT SERVICE REVENUES FROM THIRD PARTY PAYORS

SUMMARY OF THE PAYMENT ARRANGEMENTS WITH THIRD PARTY PAYORS

         MEDICAID--PROSPECTIVE RATE SYSTEM--The Companies receive reimbursement from the Commonwealth of Massachusetts under the prospective rate of payment system for the care and services rendered to publicly-aided patients in long-term care facilities pursuant to regulations promulgated by the Division of Health Care Finance and Policy (the Division). Under the regulations, the current year rates are calculated utilizing base year costs adjusted for inflation. The base year costs are subject to audit which could result in a retroactive rate adjustment for the current year.

         As a result of the audit of prior years' cost reports by the Division, the Companies have received amended prospective rates for the years 1991 and 1992. The amended rates resulted in a retroactive adjustment due the Companies of $133 and $150 for 1991 and 1992, respectively. These settlements have been received in 1996 and such settlements have been reflected under the caption "Total Net Revenue" on Exhibit B to the extent not previously reflected.

         Management estimates that the Companies have underspent the OBRA component of the prospective rate during 1991, 1992 and 1993, resulting in a retroactive adjustment due the Commonwealth of $15, $11 and $14 for 1991, 1992 and 1993, respectively. These retroactive adjustments have been settled in 1996 and such settlements have been reflected under the caption "Total Net Revenue" on Exhibit B to the extent not previously recorded.

         MEDICARE--The Companies receive reimbursement for patient care under the federally sponsored Medicare program through an insurance intermediary. During the year, an interim rate is assigned based upon the cost experience of a prior year modified by its current regulations, and the facilities are paid at this rate during the year. A cost report is filed with, and audited by, the insurance intermediary. A final rate which may be subject to cost limitations is then established and final settlement of the difference is called for under the regulations.

         Final settlements have been received through 1994 and such settlements have been included in the caption "Total Net Revenue" on Exhibit B, to the extent that they had not been reflected in prior years.

         In as much as the final settlement rates for 1995 and 1996 cannot be determined with sufficient accuracy for proper recording in these financial statements, the income for these years has been recorded at the interim rate of payment. The actual amounts will be accrued in the year of settlement.

NOTE 3--ACCOUNTS RECEIVABLE

                                                                   BALANCE AT
                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1995    1996
                                                                 ------  ------
Private patients................................................ $  133  $  103
Prepaid room and board..........................................    (12)    (11)
Medicare patients...............................................    304     334
Publicly aided patients.........................................  1,834   1,648
Managed facilities..............................................     34       5
Allowance for uncollectibles....................................   (104)    (75)
                                                                 ------  ------
Accounts receivable, net........................................ $2,189  $2,004
                                                                 ======  ======

         Bad debts expense charged to operations amounted to $47 and $116 for 1995 and 1996, respectively.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                           DECEMBER 31, 1995 AND 1996

                             (DOLLARS IN THOUSANDS)

NOTE 4--RELATED PARTY TRANSACTIONS

     The Companies have entered into the following transactions with related parties:

         (a) MANAGEMENT FEES--Danvers Twin Oaks Nursing Home, Inc. recorded management fees of $47 to an officer and stockholder of Cushman Management Associates, Inc. for 1996.

         (b) Related party loans which have no fixed repayment terms, are as follows:

                                                                BALANCE AT
                                                               DECEMBER 31,
                                                           --------------------
                                                            INTEREST
                                                              RATE    1995 1996
                                                           ---------- ---- ----
Due from related parties:
                                                            Federal
Officers and stockholders................................. Funds Rate $108 $124
                                                                      ---- ----
Due to related parties:
  Officers and stockholders...............................     9%      141   88
  Partners................................................     9%       81   27
  Other related parties...................................     9%       95   44
                                                                      ---- ----
    Total due to related parties..........................             317  159
                                                                      ---- ----
Net due to related parties................................            $209 $ 35
                                                                      ==== ====

         Net interest expense incurred on the above related party loans amounted to $36 and $21 for 1995 and 1996, respectively.

NOTE 5--PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are comprised of the following at December 31, 1995 and 1996:

                                                                 1995     1996
                                                               -------  -------
Land.......................................................... $   195  $   195
Building and improvements.....................................   5,490    5,528
Equipment.....................................................   2,658    2,688
Motor vehicles................................................      39       39
Construction in process.......................................       5        5
                                                               -------  -------
                                                                  8,387    8,455
Less: Accumulated Depreciation................................  (4,655)  (4,965)
                                                               -------  -------
Property, plant and equipment, net............................ $ 3,732  $ 3,490
                                                               =======  =======

         The Companies have incurred and capitalized $5 of engineering costs related to the replacement of two HVAC systems. As of December 31, 1996, no date has been set for the start of the work on the HVAC systems.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                           DECEMBER 31, 1995 AND 1996

                             (DOLLARS IN THOUSANDS)


NOTE 6--LONG-TERM DEBT

         The Companies are obligated under long-term debt at December 31, 1995 and 1996 as follows:

                                                                   1995   1996
                                                                  ------ ------
9% first mortgage to Salem Five, secured by real estate and
 guaranteed by a majority of the shareholders, payable in
 monthly payments of $8, including interest with a balloon
 payment of all unpaid principal and interest due on October 8,
 1999...........................................................  $  811 $  791
9% 3-year mortgage to Salem Five, due November 17, 1999, secured by real estate and guaranteed by a majority of the
 shareholders, payable in monthly installments of $6 including
 interest with a balloon payment due November 17, 1999..........     387    352
9% 25-year first mortgage to Ipswich Savings Bank, due October
 1, 2017, secured by land and buildings of Cushman Management
 Associates, Inc., payable in monthly installments of $2
 including interest.............................................     242    238
                                                                  ------ ------
Total...........................................................   1,440  1,381
Current maturities..............................................      61     61
                                                                  ------ ------
Long-term debt, net.............................................  $1,379 $1,320
                                                                  ====== ======

   Interest incurred on the above long-term debt amounted to $121 and $119 for 1995 and 1996, respectively.

   Following are maturities of long-term debt for each of the next five years:


                                                                          Amount
                                                                          ------
1997..................................................................... $   61
1998.....................................................................     69
1999.....................................................................  1,027
2000.....................................................................      5
2001.....................................................................      6


NOTE 7--CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of the following:

         a.) CASH: The Companies maintain cash balances in several federally insured financial institutions in the same geographic area. The cash exceeding federally insured limits totaled $995 at December 31, 1996. There may be times during the year when uninsured cash is significantly higher.

         b.) ACCOUNTS RECEIVABLE: The Companies extend unsecured credit to their private patients and patients covered under third-party payor arrangements. Accounts receivable from private patients and third-party payors totaled $2,015 at December 31, 1996. See Note (2) and Note (3) for details of third-party payor arrangements and receivable balances, respectively.

         c.) DUE FROM RELATED PARTIES: The Companies extend unsecured credit to their affiliates and owners. The balance due from related parties totaled $124 at December 31, 1996. See Note (4) for further details.

NOTE 8--COMMITMENTS AND CONTINGENCIES

         a) Pursuant to the Commonwealth of Massachusetts Medical Assistance Program regulations, the Companies are members of a group of related nursing homes (the Group) which are considered to be under common ownership. Consequently, all members of the Group are contingently liable for the recoupments of liabilities of other members of the Group.

               CUSHMAN MANAGEMENT ASSOCIATES, INC. AND AFFILIATES

                           DECEMBER 31, 1995 AND 1996

                             (DOLLARS IN THOUSANDS)


NOTE 8--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

         b) A significant portion of the Companies' revenues are derived from services reimbursable under the Medicaid program, (See Note 2). The base year costs utilized in calculating the Medicaid prospective rates are subject to audit which could result in a retroactive rate adjustment for all years in which that base year's costs are utilized in calculating the prospective rate. It is not possible at this time to determine whether the Companies will be audited or if a retroactive rate adjustment would result.

         c.) A portion of the Companies' revenues are derived from services under the Medicare program, (see Note 2). Under this program all cost report years are subject to audit which could result in a retroactive rate adjustment. It is not possible at this time to determine whether the Companies will be audited or if a retroactive rate adjustment will result.

         If the Companies' Medicare Fiscal Intermediary were to issue prudent buyer adjustments for 1996 using the same methodology as applied to 1995, as detailed in Note 9 (b), this would result in a payable to the Medicare program of approximately $280. The Companies would vigorously contest any adjustments made by the fiscal intermediary. In addition, the Companies contract with outside suppliers of therapy services provides for indemnification to the Companies in the event that Medicare limits reimbursement to less then cost. Consequently, no provision has been made to the accompanying financial statements.

NOTE 9--SUBSEQUENT EVENTS

         a.) SALE OF THE NURSING HOMES: In August 1997, the Companies sold their nursing home property, equipment and operating licenses for $16,450 resulting in a gain of 11,447. The nursing home companies retained all assets, other than property and equipment, and all liabilities. In addition, the Management Company sold for $100 its contracts with outside nursing facilities.

         b.) MEDICARE SETTLEMENTS: In 1997, the Companies' Medicare Fiscal Intermediary issued settlements for 1995, which include a limitation of the ancillary therapy services to less than cost. These settlements result in a payable to the Medicare program of approximately $130. The Companies strongly disagree with these settlements and will vigorously contest these settlements through the appeal process.

         The Companies contract with outside suppliers of therapy services provides for indemnification to the Companies in the event that Medicare limits reimbursement to less than the providers cost, consequently, no provision has been made in the accompanying financial statement for this retroactive adjustment.